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                                                                    EXHIBIT 20.1


[MUNIMAE LOGO]                                           INFORMATION FOR RELEASE

        MUNIMAE ANNOUNCES THE PUBLIC OFFERING OF 3,150,000 COMMON SHARES

                     RAISING $76.9 MILLION IN GROSS PROCEEDS

BALTIMORE (October 8, 2003) - Municipal Mortgage & Equity, LLC (NYSE: MMA), known as MuniMae, announced that it raised gross proceeds of $76.9 million through the public offering of 3,150,000 common shares at a price of $24.40 per share.

Mark K. Joseph, Chairman of the Board and CEO of MuniMae, stated, "We are very pleased with having successfully priced our sixth follow-on equity offering. This offering was initiated to finance the acquisition of the HCI unit of Lend Lease Corporation Limited and we are pleased with the response from the market."

Merrill Lynch & Co. and RBC Capital Markets acted as joint book running managers with A.G. Edwards & Sons Inc. and Wachovia Securities as co-managers. The underwriters have an option to purchase an additional 472,500 shares to cover over-allotments. If the option is exercised in full, the gross proceeds of the offering will be $88.4 million. MuniMae expects to use the net proceeds from this offering to reduce indebtedness incurred in connection with its July 2003 acquisition of the Housing and Community Investing (HCI) unit of Lend Lease Corporation Limited, and for general corporate purposes. The offering is expected to close on October 15, 2003. Copies of a prospectus with respect to this offering may be obtained at no charge from Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080; (212) 449-1000, or from RBC Capital Markets, Dain Rauscher Plaza, 60 South Sixth Street, P17, Minneapolis, MN 55402;
(612) 371-2818.

About the Company

MuniMae and its subsidiaries originate, service and asset manage investments in multifamily debt and equity for its own account and on behalf of others. As of June 30, 2003, assets under management totaled $3.7 billion secured by 933 properties containing 96,168 units in 48 states and the U.S. Virgin Islands. As of July 1, 2003, at the completion of the HCI acquisition, assets under management totaled $7.5 billion representing 2,044 properties containing 218,625 units. For its proprietary accounts, MuniMae primarily holds tax-exempt multifamily housing bonds. This on-balance sheet portfolio of tax-exempt bonds is secured by 148 properties containing 35,204 units in 28 states. For a portion of these bonds, MuniMae participates in the performance of the underlying properties.

MuniMae is organized as a limited liability company. This structure allows MuniMae to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income derived from certain investments remains tax-exempt when passed

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through to shareholders. Distributions to shareholders are declared quarterly and paid in February, May, August and November.

This press release contains statements which are forward looking in nature and reflect management's current views with respect to future events and financial performance. These statements are subject to many uncertainties and risks and should not be considered guarantees of future performance. This press release does not constitute an offer to sell any securities of Municipal Mortgage & Equity, LLC.

Actual results may vary materially from projected results based on a number of factors, including the actual performance of the properties pledged as collateral for the portfolio, general conditions in the local real estate markets in which the properties are located and prevailing interest rates.

          MUNIMAE: TAX-EXEMPT DIVIDENDS AND GROWTH THROUGH REAL ESTATE
                     www.munimaemidland.com / www.mmafin.com

CONTACT
Investor Relations:
    Angela Richardson 888/788-3863